Mail Stop 4561

June 30, 2009

Clayton J. Haynes
Chief Financial Officer and Treasurer
Acacia Research Corporation
500 Newport center Drive
Newport Beach, CA 92660

       Re: Acacia Research Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed February 26, 2009
              File No. 000-26068

Dear Mr. Haynes:

       We have reviewed your response letter dated May 15, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 1, 2009.

Form 10-K for the Year Ended December 31, 2008

Business Model and Strategy, page 3

1.   In your response to our prior comment 1, you state that the processes and procedures used to identify attractive patented technologies represent confidential commercial information. However, this information appears material to investors, as identifying core patented technologies that have or are anticipated to be widely adopted by third parties is key to your success. As such, please provide disclosure to enable investors to better evaluate your operations in general terms, or advise why such information is not material.

2.   We note your response to our prior comment 2. In regard to Item 101(c)(1)(vii) disclosure, you state that license fees generated by a licensee period-to-period may vary widely, and as a result, you are not dependent upon any single licensee

to generate license fee revenues in any given period. However, the loss of a licensee that provided 10% or more of license fee revenue would appear to have a material adverse effect on your results of operations. In this regard, we note that for the fiscal year ended December 31, 2008 two licensees accounted for 13% and 12% of license fee revenue. The name of any such licensee in a period should be disclosed.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-5

3.   We note your response to prior comment 13. Please tell us how you considered labeling these costs as cost of license fees. Alternatively, in future filings, please provide footnote disclosure explaining which of the line items on the statement of operations represent cost of license fees. In this regard, we note that your response appears to indicate that inventor royalties and contingent legal fees expense and amortization of patents would be considered cost of license fees. As part of your response, please tell us whether the "legal expenses-patents" line item is a cost of license fees.

4.   Your response to prior comment number 13 indicates that certain costs incurred in connection with your licensing activities are included in marketing, general and administrative expenses. Please explain your basis for including these costs in marketing, general and administrative expenses and refer to the authoritative guidance you relied upon when determining your classification. The fact that such costs may relate to revenues derived in different periods or that costs cannot be directly associated with any one agreement does not appear to preclude classification as a cost of revenues if these costs are directly related to your revenue generating activities. As part of your response, please quantify these costs for each of the periods presented.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

5.   We note your response to prior comment 14 where you indicate that the retroactive and future licenses and release of claims in your typical license agreements represent separate deliverables which you consider to be one unit of accounting per EITF 00-21. Since EITF 00-21 is applicable for arrangements with multiple revenue deliverables explain to us why you believe that the nature of the settlement element (i.e. retroactive license and release of claims) qualifies as a revenue element that can be combined with the license arrangement for future

use. Please provide an example of terms and conditions included in these agreements in support of your view.

6.   Your response to prior comment number 15 indicates that you obtain an exclusive right to license the patented technologies. Please tell us whether the license terms are fixed or perpetual. As part of your response, please tell us more about your "partnering arrangements." Tell us about the rights and obligations of both parties in the arrangement.

7.   We note your response to prior comment 16 regarding your revenue recognition policy for license arrangements with a minimum upfront payment; however, it remains unclear to us why you are recognizing this revenue ratably. Please explain to us why you believe that the obligation to renew the license arrangement results in ratable revenue recognition. Based on the information contained in your response, it appears that you have no remaining performance obligations in connection with the revenue arrangements in question and in view of your apparent lack of any remaining performance obligation it is not clear to us why you defer the revenue attributable to these arrangements. As part of your response, please explain to us why your revenue policy for these arrangements is different from the license arrangements discussed on the bottom of page F-9. In this regard, we note that you disclose that license revenue is recognized in the period earned which appears to be at the grant of the license.

15. Quarterly Financial Data (Unaudited), page F-27

8.   We reissue prior comment number 17 as it is unclear to us how your response to prior comment number 13 addresses the concerns raised in our prior comment number 17. Please tell us how your disclosures comply with Item 302(a)(1) of Regulation S-K. Alternatively, tell us how you comply with Question 3 of SAB Topic 6.G.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271, or Barbara Jacobs, Associate Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief